July 15, 2005

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

Re:      NeoMedia Technologies, Inc.
         Amendment No. 1 to Registration Statement on Form S-4/A
         Filed June 20, 2005
         File No. 333-123848

         Form 10-KSB for the fiscal year ended December 31, 2004, as amended Form 10-QSB for the quarter ended March 31, 2005
         File No. 0-32262


Dear Ms. Jacobs:

         This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff's comments in the letter dated May 4, 2005 with respect to the amendment N0. 1 to Registration Statement on Form S-4/A filed June 20, 2005 by NeoMedia Technologies, Inc.





                                    Form S-4


General

COMMENT 1.                 We note that you have outstanding comments from
                           the Division of Corporation Finance on your Form S-3, filed May 25, 2005. Be advised that these comments must be resolved before the desired effective date of your Form S-4.


RESPONSE:                  We  respectfully  acknowledge  that  the  outstanding
                           comments on the S-3 must be resolved before the S-4 will be declared effective.

United States Securities And Exchange Commission
July 15, 2005
Page 2

Form S-4

Recent Developments

$10 Million Secured Promissory Note Payable to Cornell Capital Partners LP, page 45

COMMENT 2.                 We refer you to comment 2 of our letter  dated May 4,
                           2005. Please revise in this and other sections to describe the "discounts and fees" provided to Cornell
                           Capital. Please advise if they are in addition to the $68,000 in fees disclosed in this section.


RESPONSE:                  We have confirmed that in each section in which we
                           discuss the $10 million Secure Promissory Note, we also disclose the fees associated with the note. The
                           Company confirms that there were no fees associated with the note in addition to the $68,000 disclosed.



COMMENT 3.                 Please also revise this registration statement to
                           indicate that you filed a Form S-3 with the Securities and Exchange Commission to register the Warrants to Cornell and Thornhill Capital. Please also specifically disclose that you are registering the shares underlying the Warrants and not shares underlying the Standby Equity Distribution Agreement with the Cornell Capital.


RESPONSE:                  We have revised the disclosure as requested.

iPoint-media Ltd., page 46

COMMENT 4.                 We note disclosure that "The date of the property
                           dividend payment will be announced after the United
                           States Securities and Exchange Commission declares iPoint-media's registration statement on Form SB-2 effective." Please revise to disclose the status of this registration statement and the dividend as of a date more recent to the date you filed the amendment to this Form S-4.


RESPONSE:                  We have updated the disclosure as requested.

United States Securities And Exchange Commission
July 15, 2005
Page 3

Signatures, page II-10

COMMENT 5.                 Please revise your signature block to indicate, if
                           true, that Mr. Dodge is also signing as controller or principal accounting officer. See instructions to Form S-4. Please consider this comment in revising future filings.


RESPONSE:                  Mr. Dodge, NeoMedia's Chief Financial Officer, is
                           also NeoMedia's principal accounting officer. We have added this designation under Mr. Dodge's name on the signature page to indicate his capacity as the principal accounting officer.


Exhibits


General

COMMENT 6.                 Please advise why Exhibits 10.65 and 10.56 have not
                           been executed.


RESPONSE:                  We confirm that the exhibits were manually executed.
                           The conforming signature mark (/s/) on the
                           electronically filed version was shown below the
                           signature line next to the name of the signatory. We
                           have revised to add the conforming signature above
                           the signature line and re-filed the amendments in
                           Amendment No. 2.


Exhibit 5.1

COMMENT 7.                 Please revise to specifically describe each of the
                           "assumptions that are customary in opinion letters of this kind," or please revise to remove the language.
                           Please provide the same revisions in Exhibit 8.1.


RESPONSE:                  We have revised Exhibits 5.1 and 8.1 as requested

United States Securities And Exchange Commission
July 15, 2005
Page 4

Exhibit 8.1

COMMENT 8.                 The opinion provided by your tax counsel fails to
                           clearly identify each material tax consequence represented on page 27 of your registration statement. Please have your tax counsel revise
                           Exhibit 8.1 to provide an opinion as to such tax consequences.


RESPONSE:                  We have revised Exhibit 8.1 as requested.



COMMENT 9.                 Please advise why copies of the Fact Certificates are
                           not attached to the opinion letter.


RESPONSE:                  We have attached the fact certificates to Amendment
                           No. 2.



Exhibit 10.52

COMMENT 10.                We note that you have filed a Policy Statement on
                           Ethical Behavior with this Form S-4. Please be advised that pursuant to Item 601(b)(14) of Regulation S-B any code of ethics should be filed on Form 8-K or 10-KSB.


RESPONSE:                  NeoMedia's Policy Statement on Ethical Behavior was
                           also filed as Exhibit 10.53 to our Form 10-KSB for the year ended December 31, 2004. There have been no changes to this policy since it was filed with our last 10-KSB. We will remove the exhibit.

United States Securities And Exchange Commission
July 15, 2005
Page 5

Form 10-KSB/A

Controls and Procedures, page 44

COMMENT 11.                We refer you to prior comment 10 of our letter dated
                           May 4, 2005. We note your statement in paragraph (A) concerning changes in internal controls subsequent to the date of your evaluation. In this regard it does not appear that your disclosure mirrors the language of the disclosure in paragraph (B) of the section that concerns changes during your fourth quarter and
                           Item 308(c) of Regulation S-B and Rule 13a-15(d).
                           Please advise if there was "any change" that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting during the periods discussed in paragraph (A). Please provide the same analysis in paragraph (A) in your Form 10-QSB for the quarter ended March 31, 2005.


RESPONSE:                  The Company confirms that there were no changes that
                           materially affected, or were reasonably likely to materially affect, our internal controls subsequent to the date of our last evaluation or from December
                           31, 2004 to the date we filed our Form 10-KSB/A.


                           The Company further confirms that there were no changes that materially affected, or were reasonably likely to materially affect, our internal controls subsequent to the date of our last evaluation or from March 31, 2005 to the date we filed our Form 10-QSB for the quarterly period ended March 31, 2005.


Very truly yours,

/S/ Charles T. Jensen

Charles T. Jensen
President, Chief Executive Officer & Director